EF Hutton,

division of Benchmark Investments, LLC

590 Madison Avenue, 39th Floor

New York, NY 10022

June 15, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, D.C. 20549

Re:	SMX (Security Matters) Public Limited Company Registration Statement on Form F-1 (File No. 333-272503)

Ladies and Gentlemen:

Reference is made to our letter filed as correspondence via EDGAR on June 14, 2023, in which we requested the acceleration of the effective date of the above-captioned Registration Statement for June 15, 2023, at 5:30 p.m. Eastern Time, in accordance with Rule 461 of the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date. We will notify you once we are prepared to request acceleration of the effective date of the above-captioned Registration Statement.

Very truly yours,

EF Hutton, division of Benchmark Investments, LLC

By:	/s/ Sam Fleischman
Name:	Sam Fleischman
Title:	Supervisory Principal